# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Unity Software Inc., CIK 0001810806
CUSIP: 913320101
Title of class of securities: Common Stock, par value $0.000005 per share
Address of issuer's principal executive offices: 116 New Montgomery Street, San Francisco, California (CA), 94105-3607
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001607841

## Reporting persons
- SEQUOIA CAPITAL FUND, L.P. ("SCF"): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: The information set forth on this cover page reflects information as of the date hereof.
  
  As of September 30, 2026, 21,345,346 shares were directly owned by SCF.
  
  Based on a total of 443,828,709 shares of Common Stock outstanding as of October 28, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2026.
- SEQUOIA CAPITAL DIV-2022, L.P. ("SC DIV-2022"): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 1,227,156; sole dispositive power 0; shared dispositive power 1,227,156; aggregate amount beneficially owned 1,227,156 (0.3% of the class)
  Comment: The information set forth on this cover page reflects information as of the date hereof.
  
  1,227,156 shares, of which 1,227,156 are shares of Common Stock issuable on conversion of the Issuer's 2.0% Convertible Senior Notes due 2027.
  
  Based on a total of 443,828,709 shares of Common Stock outstanding as of October 28, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2026.
- SEQUOIA CAPITAL FUND PARALLEL, LLC ("SCFP"): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: The information set forth on this cover page reflects information as of the date hereof.
  
  As of September 30, 2026, 2,272,857 shares were directly owned by SCFP.
  
  Based on a total of 443,828,709 shares of Common Stock outstanding as of October 28, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2026.
- SEQUOIA CAPITAL FUND MANAGEMENT, L.P. ("SEQUOIA CAPITAL FUND MANAGEMENT"): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 1,227,156; sole dispositive power 0; shared dispositive power 1,227,156; aggregate amount beneficially owned 1,227,156 (0.3% of the class)
  Comment: The information set forth on this cover page reflects information as of the date hereof.
  
  1,227,156 shares, of which 1,227,156 are shares of Common Stock issuable on conversion of the Issuer's 2.0% Convertible Senior Notes due 2027, are directly owned by SC DIV-2022. SEQUOIA CAPITAL FUND MANAGEMENT is the general partner of SC DIV-2022.
  
  As of September 30, 2026, 24,845,359 shares, of which 2,272,857 shares are directly owned by SCFP, 21,345,346 shares are directly owned by SCF, and 1,227,156 shares, of which 1,227,156 are shares of Common Stock issuable on conversion of the Issuer's 2.0% Convertible Senior Notes due 2027, are directly owned by SC DIV-2022. SEQUOIA CAPITAL FUND MANAGEMENT is the general partner of SCF and SC DIV-2022, and the manager of SCFP.
  
  Based on a total of 443,828,709 shares of Common Stock outstanding as of October 28, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2026.
- SC US (TTGP), LTD. ("SC US (TTGP)"): type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 1,227,156; sole dispositive power 0; shared dispositive power 1,227,156; aggregate amount beneficially owned 1,227,156 (0.3% of the class)
  Comment: The information set forth on this cover page reflects information as of the date hereof.
  
  1,227,156 shares, of which 1,227,156 are shares of Common Stock issuable on conversion of the Issuer's 2.0% Convertible Senior Notes due 2027, are directly owned by SC DIV-2022. SEQUOIA CAPITAL FUND MANAGEMENT is the general partner of SC DIV-2022. SC US (TTGP) is the general partner of SEQUOIA CAPITAL FUND MANAGEMENT.
  
  As of September 30, 2026, 24,845,359 shares, of which 2,272,857 shares are directly owned by SCFP, 21,345,346 shares are directly owned by SCF, and 1,227,156 shares, of which 1,227,156 are shares of Common Stock issuable on conversion of the Issuer's 2.0% Convertible Senior Notes due 2027, are directly owned by SC DIV-2022. SEQUOIA CAPITAL FUND MANAGEMENT is the general partner of SCF and SC DIV-2022, and the manager of SCFP. SC US (TTGP) is the general partner of SEQUOIA CAPITAL FUND MANAGEMENT.
  
  Based on a total of 443,828,709 shares of Common Stock outstanding as of October 28, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2026.

## Item 1. Issuer
Name of issuer: Unity Software Inc.
Address of issuer's principal executive offices: 116 New Montgomery Street, San Francisco, California 94105-3607

## Item 2. Person Filing
Name of person filing:
Sequoia Capital Fund, L.P.
Sequoia Capital DIV-2022, L.P.
Sequoia Capital Fund Parallel, LLC
Sequoia Capital Fund Management, L.P.
SC US (TTGP), Ltd.

The general partner of SCF and SC DIV-2022, and the manager of SCFP is SEQUOIA CAPITAL FUND MANAGEMENT. SC US (TTGP) is the general partner of SEQUOIA CAPITAL FUND MANAGEMENT.
Address of principal business office or, if none, residence:
2800 Sand Hill Road, Suite 101
Menlo Park, CA 94025
Citizenship: SCF, SC DIV-2022, SEQUOIA CAPITAL FUND MANAGEMENT, SC US (TTGP): Cayman Islands; SCFP: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,227,156 shares, of which 1,227,156 are shares of Common Stock issuable on conversion of the Issuer's 2.0% Convertible Senior Notes due 2027, are directly owned by SC DIV-2022. SEQUOIA CAPITAL FUND MANAGEMENT is the general partner of SC DIV-2022. SC US (TTGP) is the general partner of SEQUOIA CAPITAL FUND MANAGEMENT.
Percent of class: 0.3%. Based on a total of 443,828,709 shares of Common Stock outstanding as of October 28, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2026.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote:
SCF: 0
SC DIV-2022: 1,227,156 shares, of which 1,227,156 are shares of Common Stock issuable on conversion of the Issuer's 2.0% Convertible Senior Notes due 2027.
SCFP: 0
SEQUOIA CAPITAL FUND MANAGEMENT: 1,227,156 shares, of which 1,227,156 are shares of Common Stock issuable on conversion of the Issuer's 2.0% Convertible Senior Notes due 2027, are directly owned by SC DIV-2022. SEQUOIA CAPITAL FUND MANAGEMENT is the general partner of SC DIV-2022.
SC US (TTGP): 1,227,156 shares, of which 1,227,156 are shares of Common Stock issuable on conversion of the Issuer's 2.0% Convertible Senior Notes due 2027, are directly owned by SC DIV-2022. SEQUOIA CAPITAL FUND MANAGEMENT is the general partner of SC DIV-2022. SC US (TTGP) is the general partner of SEQUOIA CAPITAL FUND MANAGEMENT.
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition:
SCF: 0
SC DIV-2022: 1,227,156 shares, of which 1,227,156 are shares of Common Stock issuable on conversion of the Issuer's 2.0% Convertible Senior Notes due 2027.
SCFP: 0
SEQUOIA CAPITAL FUND MANAGEMENT: 1,227,156 shares, of which 1,227,156 are shares of Common Stock issuable on conversion of the Issuer's 2.0% Convertible Senior Notes due 2027, are directly owned by SC DIV-2022. SEQUOIA CAPITAL FUND MANAGEMENT is the general partner of SC DIV-2022.
SC US (TTGP): 1,227,156 shares, of which 1,227,156 are shares of Common Stock issuable on conversion of the Issuer's 2.0% Convertible Senior Notes due 2027, are directly owned by SC DIV-2022. SEQUOIA CAPITAL FUND MANAGEMENT is the general partner of SC DIV-2022. SC US (TTGP) is the general partner of SEQUOIA CAPITAL FUND MANAGEMENT.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- SEQUOIA CAPITAL FUND, L.P. ("SCF"): /s/ Jung Yeon Son, Jung Yeon Son, Authorized Signatory (11/13/2026)
- SEQUOIA CAPITAL DIV-2022, L.P. ("SC DIV-2022"): /s/ Jung Yeon Son, Jung Yeon Son, Authorized Signatory (11/13/2026)
- SEQUOIA CAPITAL FUND PARALLEL, LLC ("SCFP"): /s/ Jung Yeon Son, Jung Yeon Son, Authorized Signatory (11/13/2026)
- SEQUOIA CAPITAL FUND MANAGEMENT, L.P. ("SEQUOIA CAPITAL FUND MANAGEMENT"): /s/ Jung Yeon Son, Jung Yeon Son, Authorized Signatory (11/13/2026)
- SC US (TTGP), LTD. ("SC US (TTGP)"): /s/ Jung Yeon Son, Jung Yeon Son, Authorized Signatory (11/13/2026)